ANNOUNCEMENT

PRE-CONDITIONAL VOLUNTARY GENERAL OFFER

by

CONNECT HOLDINGS LIMITED
(Company Registration No. 38611)
(Incorporated in Bermuda)

to acquire all the issued ordinary shares in the capital of

PACIFIC INTERNET LIMITED
(Company Registration No. 199502086C)
(Incorporated in the Republic of Singapore)

other than those already held by the Offeror and its related corporations or nominees of the Offeror and its related corporations as at the date of the Offer

CAUTIONARY NOTE:

The Offeror (as defined herein) has not yet commenced the Offer (as defined herein). The Offer, if made, will be made only pursuant to an Offer Document (as defined herein) and related materials that the Offeror presently intends to distribute to holders of PacNet Shares (as defined herein). Holders of PacNet Shares should read carefully the Offer Document and related materials when they become available because they will contain important information. Assuming the Offer is made, holders of PacNet Shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer Document and other documents that the Offeror intends to file with the U.S. Securities and Exchange Commission at its website at www.sec.gov. These materials contain important information and holders of PacNet Shares are urged to read them carefully prior to making any decision with respect to their PacNet Shares or the Offer.

1.    INTRODUCTION

Connect Holdings Limited (Offeror) wishes to announce that, subject to the satisfaction or waiver of the Pre-Conditions set out in Section 2 below, the Offeror intends to make a voluntary conditional general offer (Offer) to acquire all the issued ordinary shares (PacNet Shares) in the capital of Pacific Internet Limited (PacNet), other than those already held by the Offeror and its related corporations or nominees of the Offeror and its related corporations as at the date of the Offer.

Pursuant to Sub-section 10.8.1 of the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (Competition Code), the prior written approval of the InfoComm Development Authority of Singapore (IDA) must be obtained in respect of the Offeror’s proposal to acquire a direct ownership interest in PacNet pursuant to the Offer since the Offer, if made and if it becomes unconditional, would result in the Offeror holding an ownership interest in PacNet of more than 30%.

Under the Advisory Guidelines Governing Tender Offer Process under Section 10 of the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (Tender Offer Guidelines) issued by IDA, when a potential offeror intends to make a voluntary offer for shares in an offeree (being a licensee under the Competition Code), the potential offeror must announce a pre-conditional offer and the potential offeror and the offeree shall apply to IDA for prior approval (IDA Approval) before the potential offeror makes the voluntary offer.

In order to implement and effect the proposed Offer, the Offeror may possibly require other governmental and regulatory authorisations in connection with the acquisition of PacNet Shares pursuant to the proposed Offer. The Offeror intends to apply for and obtain IDA Approval and the aforesaid other approvals before it makes the proposed Offer, and the Offeror’s Announcement of the pre-conditional Offer herein is made with this intent. The Offeror intends to commence the Offer as soon as practicable after the foregoing approvals are obtained. Accordingly, all references to the Offer in this Announcement refer to the possible Offer which will only be made if and when the pre-conditions hereinafter described are satisfied or waived (as the case may be).

2.    PRE-CONDITIONS TO THE MAKING OF THE OFFER

The making of the proposed Offer and the posting of the formal offer to purchase document containing the terms and conditions of the Offer (Offer Document) will be subject to, and will only take place following, the satisfaction of the pre-conditions set out this Section 2 (Pre-Conditions). The Pre-Conditions are:

(a)	Regulatory/Third Party Approvals (i) All approvals, authorisations, clearances, licences, orders, confirmations, consents, exemptions, grants, permissions, recognitions and waivers (Authorisations) including without limitation IDA Approval, which are necessary or appropriate for or in connection with the Offer, the acquisition by the Offeror of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any associated company of PacNet (PacNet Affiliate) and/or to carry on the business of PacNet, any other member of the PacNet group or any PacNet Affiliate, having been obtained from and not being subject to any conditions imposed or required by any governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever having jurisdiction over the matter in question or over the Offeror, any other member of the Offeror group or any of its associated companies (Offeror Affiliate) or over PacNet, any other member of the PacNet group or any PacNet Affiliate and from persons or bodies with whom the Offeror, any other member of the Offeror group or any Offeror Affiliate or PacNet, any other member of the PacNet group or any PacNet Affiliate has entered into contractual arrangements; (ii) all Authorisations remaining in full force and effect and no notice or intimation of any intention to revoke, modify or not to renew any of the same having been received and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any jurisdiction having been complied with; and (iii) all statutory and regulatory obligations in any jurisdiction having been complied with, all necessary or appropriate filings having been made, and all necessary or appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction shall have expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any PacNet Affiliate;

(b)	No Injunctions No governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever having jurisdiction over the matter in question or over the Offeror, any other member of the Offeror group or any Offeror Affiliate or over PacNet, any other member of the PacNet group or any PacNet Affiliate shall have taken, instituted, implemented or threatened or decided or proposed to take, institute or implement, any action, proceeding, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision, ruling or order or taken any other steps, which in any case would or might:

(i)	make the Offer, its implementation or outcome or the acquisition of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any PacNet Affiliate void, illegal and/or unenforceable, or otherwise directly or indirectly restrict, restrain, prohibit, delay or interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge, hinder or frustrate or be adverse to the same (including requiring any amendment or revision of the Offer);

(ii)	impose any limitation on, or result in a delay in, the ability of the Offeror, any other member of the Offeror group or any Offeror Affiliate, directly or indirectly, to acquire, hold or exercise effectively any rights of ownership of shares, loans or securities convertible into shares or any other securities in PacNet, any other member of the PacNet group or any PacNet Affiliate or to exercise management control over PacNet, any other member of the PacNet group or any PacNet Affiliate; and/or

(iii)	require, prevent or delay a divestiture by the Offeror, any other member of the Offeror group or any Offeror Affiliate of any shares or other securities in PacNet, any other member of the PacNet group or any PacNet Affiliate; and

(c)	No Subsequent Discovery The Offeror not having discovered:

(i)	that any financial or business or other information concerning the PacNet group disclosed at any time by or on behalf of any member of the PacNet group, whether publicly or in writing to the Offeror or to any of its advisers, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of this Announcement by disclosure either publicly or in writing to the Offeror or to any of its advisers to an extent which in any case is material in the context of the PacNet group taken as a whole; or

(ii)	that any member of the PacNet group is subject to any liability (actual or contingent) which is not disclosed in PacNet’s annual report and consolidated accounts for the financial year ended 31 December 2005 and which in any case is material in the context of the PacNet group taken as a whole, and for the purpose of the foregoing sub-paragraph (i), material shall mean a reduction by more than 10% in the net tangible assets or the net profit after tax of the PacNet group for the relevant financial period to which such financial or business or other information relates, or a reduction by more than 15% in the net income (being revenues less cost of sales, depreciation, interest, taxes and amortization) of the PacNet group or any two financial quarters following 30 September 2006 after making adjustments for the relevant misleading information, misrepresentation or omission ad the case may be; and for the purpose of the foregoing sub-paragraph (ii), material shall mean an increase in the liabilities of the PacNet group by an amount equivalent to more than 10% of the net tangible assets of the PacNet group.

The Offeror may waive the Pre-Condition under paragraph (a) above (or any part thereof) insofar as any aforesaid Authorisation is obtained subject to any condition, and determine that such Pre-Condition is satisfied. The Offeror may waive any of the other Pre-Conditions in whole or in part. If and when the Pre-Conditions are satisfied or waived (as the case may be), the Offeror intends to announce its firm intention to make the Offer (Offer Announcement). In accordance with the requirements under the Singapore Code on Take-overs and Mergers (Singapore Code), the Offer Document will be despatched to the shareholders of PacNet (PacNet Shareholders) not earlier than 14 days and not later than 21 days from the date of the Offer Announcement if made. However, if the Pre-Conditions are not satisfied or waived (as the case may be) on or before the date which is 90 days after the date of this Announcement or, if the Offeror has not received a final decision from IDA with respect to IDA Approval within such 90-day period, such later date as the Offeror may determine in consultation with the Securities Industry Council of Singapore (SIC), the Offer will not be made and the Offeror will issue an announcement as soon as reasonably practicable thereafter.

3.    THE OFFER

3.1    Offer Terms    Subject to the satisfaction or waiver (as the case may be) of the Pre-Conditions, the Offeror intends to make the Offer for all PacNet Shares other than those PacNet Shares already held as at the date of the Offer by the Offeror and its related corporations or nominees of the Offeror and its related corporations (Offer Shares), in accordance with Rule 15 of the Singapore Code and the U.S. Securities Exchange Act of 1934 as amended, and the rules and regulations promulgated thereunder, and subject to the terms and conditions set out in the Offer Document to be issued by the Offeror.

The Offeror owns and/or has an interest in an aggregate 4,121,287 PacNet Shares, representing approximately 29.91% of the issued share capital of PacNet based on 13,776,680 issued shares as obtained from a company search of PacNet at the Accounting & Corporate Regulatory Authority of Singapore (ACRA) as at 5 January 2007.

The Offer, if made, will be on the following basis:

For each Offer Share:    US$10.00 in cash (Offer Price)

The Offer Price represents:

(a)	a premium of approximately 9.8% over the closing price per PacNet Share on the NASDAQ National Market of US$9.11 as at 11 January 2007, being the Market Day preceding the date of this Announcement;

(b)	during the six month period preceding the date of this Announcement:

(i)	a premium of approximately 18.8% over the lowest closing price per PacNet Share on the NASDAQ National Market of US$8.42 (on 27 December 2006);

(ii)	a premium of approximately 0.8% over the highest closing price per PacNet Share on the NASDAQ National Market of US$9.92 (on 3 November 2006); and

(c)	a premium of approximately 14.2% over the average closing price per PacNet Share of US$8.758 for the one month preceding the date of this Announcement.

The Offer Shares are to be acquired fully-paid and free from all liens, charges, options, equities or encumbrances of any nature whatsoever and together with all rights of any nature attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of this Announcement (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2006).

The Offer Shares may be held by one or more nominees on behalf of the Offeror. The Offeror also reserves the right to transfer any of the Offer Shares to any of its related corporations.

3.2    Offer Shares    The Offer if made will be extended, on the same terms and conditions, including the same Offer Price, to:

(a)	all issued PacNet Shares, including those PacNet Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert[1] with the Offeror in connection with the Offer (other than the Offeror and its related corporations or nominees of the Offeror and its related corporations); and

1	Under the Singapore Code, persons ‘‘acting in concert’’ (as defined in the Singapore Code) with the Offeror in connection with the Offer, shall comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company, and shall be presumed to include, inter alia, the following unless the contrary is established:

(a)	the following companies:-

(i)	a company;

(ii)	the parent of (i);

(iii)	the subsidiaries of (i);

(iv)	the fellow subsidiaries of (i);

(v)	the associated companies of any of (i), (ii), (iii) or (iv); and

(vi)	companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);

(b)	a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c)	a company with any of its pension funds and employee share schemes; and

(d)	partners.

(b)	all new PacNet Shares unconditionally issued or to be issued pursuant to the valid exercise, prior to the close of the Offer, of any options (Options) to subscribe for new PacNet Shares granted under the 1999 Share Option Plan (PacNet 1999 Share Option Plan).

For the purpose of the Offer, the expression Offer Shares shall include all such PacNet Shares.

3.3    Conditional Offer    The Offer, if made, will be conditional upon the following:

(a)	Minimum acceptance condition The Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with all PacNet Shares owned, controlled or agreed to be acquired by the Offeror and parties acting or deemed to be acting in concert with it (either before or during the Offer and pursuant to the Offer), will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of PacNet Shares carrying more than 50% of the voting rights attributable to the issued share capital of PacNet;[2]

(b)	Other Conditions Conditions substantially in the terms set out in the Appendix to this Announcement.

The conditions of the Offer will be set out in detail in the Offer Announcement, if made. The Offeror may waive, in whole or in part, the conditions referred to in the Appendix. The Offeror may invoke certain conditions only after prior consultation with SIC.

4.    OPTIONS

Under the rules of the PacNet 1999 Share Option Plan, the Options are not freely transferable by the holders thereof. In view of this restriction, if the Offer is made, the Offeror will not make an offer to acquire the Options (although for the avoidance of doubt, the Offer if made will be extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the close of the Offer). The Offeror will however, in accordance with Rule 193 of the Singapore Code, make an appropriate offer or proposal to the holders of such Options in the event the Offer is made.

5.    INFORMATION ON THE OFFEROR

The Offeror was incorporated in Bermuda on 22 June 2006 and is an investment holding company. The directors of the Offeror are Timothy Davis, David Astwood, Brian Kent Holdipp, Robert McCarthy, Seumas Dawes, Robert Petty and William Barney. The Offeror is a wholly-owned subsidiary of Connect International Limited (CIL), an investment holding company incorporated in Bermuda on 20 June 2006. CIL is, in turn, owned by a number of investment funds, namely:

(a)	Ashmore Global Special Situations Fund Limited, Ashmore Global Special Situations Fund 2 Limited, Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio, Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund, Ashmore Emerging Markets Debt Fund, Ashmore Emerging Markets Debt and Currency Fund Limited and Ashmore Management Company Limited (together Ashmore);

2	Under the U.S. Securities Exchange Act of 1934 as amended, and the rules and regulations promulgated thereunder, the Offeror is not allowed to acquire any PacNet Shares after the release of this Announcement other than pursuant to the Offer (if made) until the Offer expires or is terminated, as the case may be.

3	Under the Singapore Code, Rule 19 states, inter alia, that where an offer is made for equity share capital and the offeree company has instruments convertible, into, rights to subscribe for and options in respect of securities being offered for or which carry voting rights (Stocks) outstanding, the offeror must make an appropriate offer proposal to the holders of the stocks. Equality of treatment is required.

(b)	Spinnaker Global Opportunity Fund Ltd, Spinnaker Global Emerging Markets Fund Ltd and Spinnaker Global Strategic Fund Ltd (together Spinnaker); and

(c)	Clearwater Undersea Cable Investments, LP and Clearwater Capital GP, Ltd (together Clearwater).

Ashmore, Spinnaker and Clearwater (collectively Investors) are investment funds and are not directly concerned with any business of providing telecommunication infrastructure and services, except as indicated below. The ordinary business of each Investor is principally to invest in a diversified portfolio of companies and investment vehicles with the object of securing favourable financial returns. The interests the Investors hold in CIL and, in turn, CHL are held for passive investment purposes.

The Offeror owns 100% of Asia Netcom Corporation Limited and all its group entities. The principal business of the Asia Netcom group is the provision of telecommunications services, including dealing in telecommunications services and network capacity, submarine and/or terrestrial cable network telecommunications capacity, managed network services and Internet Protocol-based services.

Through a separate investment vehicle C2C Group Limited, the Investors own 100% of C2C Pte Ltd and all its group entities. The C2C group owns and operates a sub-sea cable network and provides telecommunications facilities and services.

6.    INFORMATION ON PACNET

PacNet was incorporated in Singapore on 28 March 1995 as Sembawang Media Pte Ltd, and changed its name to Pacific Internet Pte Ltd on 17 March 1998. On 23 November 1998, it was converted to a public company and was listed on the NASDAQ National Market on 5 February 1999.

Based on publicly available information as at the date of this Announcement, PacNet is one of the leading Internet Service Providers of data, voice and video Internet services with established presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia.

Based on a company search of PacNet at ACRA as at 5 January 2007, PacNet has an issued and paid-up share capital comprising 13,776,680 ordinary shares.

Based on the Form 6-K filing of PacNet with the SEC dated 13 November 2006 in relation to its unaudited consolidated financial statements for the financial period ended 30 September 2006, the unaudited consolidated net asset value of PacNet was approximately US$67.899 million as at 30 September 2006 and its unaudited consolidated earnings amounted to approximately US$2.837 million for that financial period.

Based on the Form 20-F filing of PacNet with the SEC on 30 June 2006 in relation to its annual report for the fiscal year ended 31 December 2005, there were 1,035,729 outstanding options with an exercise price range between US$3.60 and US$10.69 under the PacNet 1999 Share Option Plan, as at 31 December 2005.

Based on a company search of PacNet at ACRA as at 5 January 2007, the Directors of PacNet were Phey Teck Moh, Tan Meng Dong, Ms Zhang Yun, Koh Boon Hwee and Steven Barry John Simpson.

Steven Barry John Simpson was nominated by the Offeror for appointment as a Director of PacNet. His appointment was approved at an extraordinary general meeting of PacNet on 7 November 2006 and by IDA on 7 December 2006.

7.    RATIONALE FOR THE OFFER

The Offeror group is focused on providing industry-leading telecommunications services across the Asia Pacific region.

The Offeror is making the Offer to pursue strategic synergies. PacNet will provide the Offeror group with the opportunity to expand its geographic reach in key Asian markets including India, Malaysia and Thailand and increase market share in the Offeror group’s existing markets including Australia, the Philippines, Hong Kong and Singapore. In addition, PacNet will allow the Offeror group to accelerate its entry into the corporate SME (small to medium sized enterprises) market segment which is experiencing significant demand growth for a broader set of telecommunications requirements. The integration of PacNet’s products and services with the Offeror group’s current suite of services will enable the Offeror group to meet substantially all of the voice and data requirements of any single corporate client.

The Offeror therefore wishes to acquire at least a majority stake in PacNet in the event that the Offer is made.

The Offer, if made, presents an opportunity for PacNet Shareholders to sell their PacNet Shares for cash at a premium to the recent market trading prices of PacNet Shares.

8.    COMPULSORY ACQUISITION AND INTENTION TO DE-LIST

If the Offeror receives valid acceptances pursuant to the Offer, if made, in respect of not less than 90% of the Offer Shares, the Offeror presently intends to exercise its right under Section 215 of the Companies Act, Chapter 50 of Singapore, to compulsorily acquire those Offer Shares not acquired by the Offeror pursuant to the Offer.

If the proposed Offer is made and is successful, the Offeror intends to make an application to de-list PacNet from the NASDAQ National Market and, subject to compliance with applicable laws and regulations, the Offeror also intends to terminate the reporting obligations of PacNet under U.S. federal securities laws.

9.    DISCLOSURE OF SHAREHOLDINGS AND DEALINGS

9.1    Interest of the Offeror in PacNet Shares

As at the date of this Announcement, the Offeror owns and/or has an interest in an aggregate 4,121,287 PacNet Shares, representing approximately 29.91% of the issued share capital of PacNet. By reason of their relationship to the Offeror as set forth in Section 5 above, CIL and the Investors are each reported as having shared power to vote and dispose or direct the vote and disposition of 4,121,287 PacNet Shares.

Save as disclosed herein and based on the latest information available to the Offeror, as at the date of this Announcement (i) the Offeror, (ii) CIL, (iii) the Investors and (iv) each of the respective directors of (i), (ii) and (iii) above (collectively Relevant Persons) do not own, control, nor have they agreed to acquire, any PacNet Shares or securities which carry voting rights in PacNet or are convertible into PacNet Shares or securities which carry voting rights in PacNet, or rights to subscribe for or options in respect of such securities.

Pursuant to the provisions in Sub-section 10.3.6 of the Competition Code, acquisition of a direct ownership interest in PacNet of at least 12% but less then 30% requires approval of IDA. On 7 December 2006, the Offeror was granted approval by IDA to acquire an ownership interest in PacNet of at least 12% but less than 30% without Effective Control (as defined in the Competition Code).

9.2    Dealings in PacNet Shares

Based on the latest information available to the Offeror, other than:

(a)	1,871,287 PacNet Shares purchased for and on behalf of the Offeror between 10 July 2006 and 22 November 2006 by way of open market purchases on the NASDAQ National Market for an aggregate consideration of US$17,972,888.82 as follows:

(i)	on 10 July 2006, 353,425 PacNet Shares were acquired at an average price of US$9.16 per PacNet Share, or an aggregate purchase price of US$3,237,373.00;

(ii)	on 14 July 2006, 207,152 PacNet Shares were acquired at an average price of US$9.16 per PacNet Share, or an aggregate purchase price of US$1,897,512.32;

(iii)	on 21 July 2006, 50,000 PacNet Shares were acquired at an average price of US$8.56 per PacNet Share, or an aggregate purchase price of US$427,905.00;

(iv)	on 15 September 2006, 800,000 PacNet Shares were acquired at an average price of US$10.00 per PacNet Share, or an aggregate purchase price of US$8,000,000.00;

(v)	on 18 September 2006, 126,617 PacNet Shares were acquired at an average price of US$9.50 per PacNet Share, or an aggregate purchase price of US$1,202,861.50;

(vi)	on 19 September 2006, 50,000 PacNet Shares were acquired at an average price of US$9.60 per PacNet Share, or an aggregate purchase price of US$479,945.00;

(vii)	between 31 October 2006 and 3 November 2006, 150,724 PacNet Shares were acquired at an average price of US$9.48 per PacNet Share, or an aggregate purchase price of US$1,428,406.00;

(viii)	between 6 November 2006 and 22 November 2006, 133,369 PacNet Shares were acquired at an average price of US$9.74 per PacNet Share, or an aggregate purchase price of US$1,298,886.00; and

(b)	2,250,000 PacNet Shares to be acquired by the Offeror from Vantage Corporation Limited (‘‘VCL’’) pursuant to a sale and purchase agreement dated 12 January 2007 at a price of US$10.00 per PacNet Share (in aggregate amounting to US$22,500,000.00), none of the Relevant Persons has dealt for value in any PacNet Shares during the period commencing seven (7) months prior to the date of this Announcement.

As at the date of this Announcement, the Offeror owns and/or has an interest in an aggregate 4,121,287 PacNet Shares which were purchased for an aggregate purchase price of approximately US$40,472,888.82. All of the purchases were funded by capital contributions from the Investors for the purpose of making the acquisitions.

In the interests of confidentiality, the Offeror has not made enquiries in respect of certain other parties who are or may be deemed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures, if applicable, will be made in due course and in the Offer Document.

10.    IRREVOCABLE UNDERTAKING

On 12 January 2007 the Offeror and VCL entered into a sale and purchase agreement pursuant to which the Offeror will acquire 2,250,000 PacNet Shares. As at the date of this Announcement, the Offeror has received an irrevocable undertaking from VCL to tender all PacNet Shares held by VCL and not already acquired by the Offeror, into the Offer if made.

Save as disclosed above, as at the date of this Announcement, neither the Offeror nor any party acting in concert with it has received any irrevocable undertaking from any holder of Offer Shares to accept or reject the Offer if made.

11.    OFFER DOCUMENT

If and when the Offer is made, in compliance with applicable law and regulations, the Offer Document containing the terms and conditions of the Offer and enclosing the appropriate form(s) of acceptance of the Offer will be despatched to PacNet Shareholders not earlier than 14 days and not later than 21 days from the date of the Offer Announcement if made. The Offeror will appoint a financial adviser in connection with the Offer if made.

12.    OVERSEAS SHAREHOLDERS

If the Offer is made, the making of the Offer to PacNet Shareholders whose addresses are outside Singapore or the United States of America as shown in the register of PacNet (Overseas PacNet Shareholders) may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas PacNet Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Overseas PacNet Shareholders will be contained in the Offer Document, if the Offer is made.

13.    RESPONSIBILITY STATEMENT

The Directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of the Offeror has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
Connect Holdings Limited
12 January 2007

APPENDIX
Further conditions to Offer if made

The Offer if made will be subject to the following further conditions:

(a)	Regulatory/Third Party Approvals (i) All approvals, authorisations, clearances, licences, orders, confirmations, consents, exemptions, grants, permissions, recognitions and waivers (Authorisations) including without limitation IDA Approval, which are necessary or appropriate for or in connection with the Offer, the acquisition by the Offeror of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any PacNet Affiliate and/or to carry on the business of PacNet, any other member of the PacNet group or any PacNet Affiliate, having been obtained from and not being subject to any conditions imposed or required by any governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever having jurisdiction over the matter in question or over the Offeror, any other member of the Offeror group or any Offeror Affiliate or over PacNet, any other member of the PacNet group or any PacNet Affiliate and from persons or bodies with whom the Offeror, any other member of the Offeror group or any Offeror Affiliate or PacNet, any other member of the PacNet group or any PacNet Affiliate has entered into contractual arrangements; (ii) all Authorisations remaining in full force and effect and no notice or intimation of any intention to revoke, modify or not to renew any of the same having been received and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any jurisdiction having been complied with; and (iii) all statutory and regulatory obligations in any jurisdiction having been complied with, all necessary or appropriate filings having been made, and all necessary or appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction shall have expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any PacNet Affiliate;

(b)	No Injunctions No governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever having jurisdiction over the matter in question or over the Offeror, any other member of the Offeror group or any Offeror Affiliate or over PacNet, any other member of the PacNet group or any PacNet Affiliate shall have taken, instituted, implemented or threatened or decided or proposed to take, institute or implement, any action, proceeding, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision, ruling or order or taken any other steps, which in any case would or might:

(i)	make the Offer, its implementation or outcome or the acquisition of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any PacNet Affiliate void, illegal and/or unenforceable, or otherwise directly or indirectly restrict, restrain, prohibit, delay or interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge, hinder or frustrate or be adverse to the same (including requiring any amendment or revision of the Offer);

(ii)	impose any limitation on, or result in a delay in, the ability of the Offeror, any other member of the Offeror group or any Offeror Affiliate, directly or indirectly, to acquire, hold or exercise effectively any rights of ownership of shares, loans or securities convertible into shares or any other securities in PacNet, any other member of the PacNet group or any PacNet Affiliate or to exercise management control over PacNet, any other member of the PacNet group or any PacNet Affiliate; and/or

(iii)	require, prevent or delay a divestiture by the Offeror, any other member of the Offeror group or any Offeror Affiliate of any shares or other securities in PacNet, any other member of the PacNet group or any PacNet Affiliate.

(c)	No Material Adverse Change Since 30 September 2006:

(i)	there being no event, circumstance, effect, occurrence or state of affairs or any combination of them arising, occurring or existing which has a material adverse change in the assets, business, financial or trading position, value, profits, liabilities, prospects or results of operations of the PacNet group taken as a whole; or

(ii)	no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against PacNet, any other member of the PacNet group or any PacNet Affiliate which could have a material adverse effect on the PacNet group taken as a whole, and for the purpose of the foregoing, material adverse change and material adverse effect shall mean a reduction by more than 10% in the net tangible assets or the net profit after tax of the PacNet group for the financial year in which the relevant event, circumstance, effect, occurrence or state of affairs arises, occurs or exists but shall not include the effect of extraordinary or one-off items, or a reduction by more than 15% in the net income (being revenues less cost of sales, depreciation, interest, taxes and amortization) of the PacNet group for any two financial quarters following the most recent publicly disclosed quarterly financial statements at the time of the relevant event, circumstance, effect, occurrence or state of affairs and after making adjustments for the relevant event, circumstance, effect, occurrence or state of affairs; and

(d)	No Subsequent Discovery The Offeror not having discovered:

(i)	that any financial or business or other information concerning the PacNet group disclosed at any time by or on behalf of any member of the PacNet group, whether publicly or in writing to the Offeror or any of its advisers, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of the Offer by disclosure either publicly or in writing to the Offeror or any of its advisers to an extent which in any case is material in the context of the PacNet group taken as a whole; or

(ii)	that any member of the PacNet group is subject to any liability (actual or contingent) which is not disclosed in PacNet’s annual report and consolidated accounts for the financial year ended 31 December 2005 and which in any case is material in the context of the PacNet group taken as a whole, and for purpose of the foregoing sub-paragraph (i), material shall mean a reduction by more than 10% in the net tangible assets or the net profit after tax of the PacNet group for the relevant financial period to which such financial or business or other information relates, or a reduction by more than 15% in the net income (being revenues less cost of sales, depreciation, interest, tax and amortization) of the PacNet group for any two financial quarters following the then most recent publicly disclosed quarterly financial statements after making adjustments for the relevant misleading information, misrepresentation or omission as the case may be; and for the purpose of the foregoing sub-paragraph (ii), material shall mean an increase in the liabilities of the PacNet group by an amount equivalent to more than 10% of the net tangible assets of the PacNet group.

The Offeror may waive the condition under paragraph (a) above (or any part thereof) insofar as any aforesaid Authorisation is obtained subject to any condition and determine such condition to be satisfied. The Offeror may waive any of the conditions under paragraphs (b), (c) and (d) above in whole or in part. The Offeror may invoke any of the conditions under paragraphs (b), (c) and (d) above only after consultation with SIC.

Unless otherwise provided in this Appendix, capitalised terms used in this Appendix shall have the same meaning as defined in the main body of this Announcement.